UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CHORDIANT SOFTWARE, INC.

(Name of subject company (Issuer))

MAPLE LEAF ACQUISITION CORP.

a wholly owned subsidiary of

PEGASYSTEMS INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	170404305
(Title of classes of securities)	(CUSIP number of common stock)

Shawn Hoyt

General Counsel and Secretary

Pegasystems Inc.

101 Main Street

Cambridge, MA 02142

(617) 374-9600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Jeffrey D. Saper

Lawrence M. Chu

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$165,678,120.00	$11,812.85

(1)

Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $5.00 per share by the sum of: (i) the 30,508,289 shares of common stock, par value $0.001 per share (the “Shares”), of Chordiant Software, Inc., a Delaware corporation, issued and outstanding as of March 12, 2010; (ii) 804,601 restricted stock units or restricted stock award relating to Shares; and (iii) the 1,822,734 Shares that are issuable under outstanding stock options to purchase Shares as of March 12, 2010 with an exercise price of less than $5.00 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, collectively constitute this “Schedule TO”) is filed by (i) Maple Leaf Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pegasystems Inc., a Massachusetts corporation (“Pegasystems”) and (ii) Pegasystems. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Chordiant Software, Inc., a Delaware corporation (the “Company”), at a price of $5.00 per Share, net to the holder in cash without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All references herein to “Shares” shall be deemed to include all associated rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of July 10, 2008, between the Company and American Stock Transfer & Trust Co. LLC, as amended.

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Chordiant Software, Inc., a Delaware corporation. The Company’s principal executive offices are located at 20400 Stevens Creek Boulevard, Suite 400, Cupertino, California 95014. The Company’s telephone number is (408) 517-6100.

(b) This Schedule TO relates to the Shares. The Company has represented in the Agreement and Plan of Merger, dated as of March 14, 2010, by and among Pegasystems, Purchaser and the Company, that as of March 12, 2010, there were (i) 30,508,289 Shares issued and outstanding, (ii) 804,601 restricted stock units or restricted stock awards relating to Shares, and (iii) outstanding options to purchase 4,118,175 Shares, of which 1,822,734 have an exercise price below the Offer Price. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b) and (c) This Schedule TO is filed by Purchaser and Pegasystems. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Pegasystems” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) and (b) The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Pegasystems,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Pegasystems, Purchaser, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities of the Company, an election of directors of the Company, or sale or transfer of a material amount of assets of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (7) The information set forth in the “Summary Term Sheet,” “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Pegasystems” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Purchaser and Pegasystems,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to Purchaser’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 24, 2010. *

(a)(1)(ii)	Form of Letter of Transmittal. *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY *

(a)(1)(viii)	Form of Summary Advertisement as published on March 24, 2010 in The New York Times.

(a)(5)(i)	Joint Press Release issued by Pegasystems Inc. and Chordiant Software, Inc. on March 15, 2010. (1)

(a)(5)(ii)	Presentation, dated March 15, 2010. (2)

(a)(5)(iii)	Investor Conference Call Transcript, dated March 15, 2010. (3)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 14, 2010, by and among Pegasystems Inc., Maple Leaf Acquisition Corp. and Chordiant Software, Inc. (4)

(d)(2)	Form of Tender and Voting Agreement. (5)

(d)(3)	Confidentiality Agreement, dated as of February 16, 2009, by and between Pegasystems Inc. and Chordiant Software, Inc., as amended.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.
(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pegasystems Inc. on March 15, 2010.
(3)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pegasystems Inc. on March 16, 2010.
(4)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MAPLE LEAF ACQUISITION CORP.

By:	/s/ Shawn Hoyt
Name:	Shawn Hoyt
Title:	Secretary

PEGASYSTEMS INC.

By:	/s/ Shawn Hoyt
Name:	Shawn Hoyt
Title:	General Counsel and Secretary

Dated: March 24, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 24, 2010. *

(a)(1)(ii)	Form of Letter of Transmittal. *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY *

(a)(1)(viii)	Form of Summary Advertisement as published on March 24, 2010 in The New York Times.

(a)(5)(i)	Joint Press Release issued by Pegasystems Inc. and Chordiant Software, Inc. on March 15, 2010. (1)

(a)(5)(ii)	Presentation, dated March 15, 2010. (2)

(a)(5)(iii)	Investor Conference Call Transcript, dated March 15, 2010. (3)

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 14, 2010, by and among Pegasystems Inc., Maple Leaf Acquisition Corp. and Chordiant Software, Inc. (4)

(d)(2)	Form of Tender and Voting Agreement. (5)

(d)(3)	Confidentiality Agreement, dated as of February 16, 2009, by and between Pegasystems Inc. and Chordiant Software, Inc., as amended.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.
(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pegasystems Inc. on March 15, 2010.
(3)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pegasystems Inc. on March 16, 2010.
(4)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.